NORTH STAR INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - North Star Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of North Star Financial Services Corp., was incorporated in the state of Michigan on September 7, 1979. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2 - RELATED PARTIES

As previously noted, the Company is wholly-owned by North Star Financial Services Corp. (NSFSC). Through common ownership and management, the Company is also affiliated with North Star Investment Management Corp. (NSIMC), a registered investment adviser which is an adviser to North Star 10-10 Fund Limited Partnership. Other related entities through common ownership and/or control are Kuby Gottlieb Investments, Ltd. and North Star Benefits LLC.

In January 2016 the Company entered into an agreement with NSIMC whereby NSIMC will pay certain overhead and operating expenses on the Company's behalf. To reimburse the latter, the Company will pay NSIMC $11,611 in each calendar quarter of 2016 for an annual total of $46,444. This agreement expires on December 31, 2016, but is renewable for successive one year periods upon mutual written consent of both parties and also may be terminated at any time by five days' prior written notification of either party.

Total reimbursements paid to NSIMC by the Company during the year ended December 31, 2015 pursuant to a prior agreement were $34,175, which have been allocated on the Company's statement of income as follows:

Occupancy	$	13,208
Other operating expenses		20,967
Total	$	34,175

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company's net capital and required net capital were $284,739 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 6.04%.

NOTE 4 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, the Company entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer or "PIBD") whereby the PIBD will introduce securities transactions to its own Clearing Broker/dealer that have been introduced to the PIBD by the Company. According to this two-tiered process, the customer name and other information is fully disclosed to PIBD's Clearing Broker/dealer. In addition, the processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by PIBD's Clearing Broker/dealer. The customer account is therefore maintained and recorded on the books and records of the PIBD's Clearing Broker/dealer on the Company's behalf.

In consideration for introducing customers to the PIBD and the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the PIBD and its Clearing Broker/dealer. As part of the terms of the agreement between the Company and PIBD and its Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the PIBD or its Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the PIBD or Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would

NORTH STAR INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2015

NOTE 4 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS - *(Continued)*

consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of this agreement with the PIBD, the Company is restricted from obtaining services similar to those in the agreement with the PIBD without prior written consent from the PIBD's Clearing Broker/dealer.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods prior to 2012.

NOTE 6 - COMMITMENT

Lease Commitment - Minimum annual rentals under a noncancellable lease for office space, expiring November 30, 2020, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2016	157,832
2017	160,279
2018	162,726
2019	165,173
2020	152,530
Total	$ 798,540

Payments required by this lease are paid by NSIMC (See Note 2).